Filed by Tidewater Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: GulfMark Offshore, Inc.
Commission File No.: 001-33607

CEO Talking Points for Pre-Brief Call

•	Thank you for joining me for this important discussion about Tidewater’s future.

•	As the leaders of this company, I wanted to speak to you all specifically in order to discuss an announcement we will be making later today and let you know how we’ll be relying on you to help make sure your teams receive accurate and timely information.

•	Later today, Tidewater will be announcing a definitive agreement to merge with GulfMark. This proposed transaction would create a global offshore support vessel market leader positioned to capitalize on significant cost synergies and superior growth opportunities as the OSV sector recovery gains traction.

•	After the deal closes, we’ll have the industry’s largest fleet with the broadest global operating footprint.

•	This is a great development for our company and for our customers, who will have enhanced access to superior, cost-effective customer service with our unwavering commitment to safety.

•	We will be promising our customers a seamless transition with no disruption to operations, and I am confident that given our similar cultures and business models, we can achieve this. As this process unfolds, our main goal is to keep employees focused on our customers and on delivering the same level of safety and service that our customers have come to expect from Tidewater.

•	We do expect that there will be some overlap of our operations, and that means potential reductions across both companies. It is too soon to say which positions will be affected. I understand this represents significant uncertainty for our teams. Until the transaction closes, it is business as usual at Tidewater, and we will be developing an integration plan over the coming months.

•	While we don’t have all the answers today, I can assure you that we intend to communicate with employees ahead of any changes that may affect their jobs after the deal closes.

•	We also see opportunities for employees as we create a company that is stronger and larger. We will be better positioned in both challenging markets and in a recovery, and the combined company will be able to strategically pursue consolidation in this fragmented sector.

•	GulfMark has strength in the recovering North Sea market, and we see opportunities to redeploy underutilized GulfMark vessels in some of our Tidewater core markets.

•	Of course, mergers such as these often mean a period of uncertainty for employees. Your teams are likely to have many questions about what this combination means for them—and we may not have all the answers they are looking for just yet.

•	We’ve prepared a suite of materials to help you answer questions you may receive and to guide discussions with your teams. It’s important that we speak honestly and accurately with our employees during this transition, and it is perfectly OK to tell them that we don’t have all the answers yet. Of course, please keep us apprised of any questions employees have where we don’t have answers so that we can provide additional communications in the following days and weeks that address questions that emerge.

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CEO Talking Points for Pre-Brief Call

•	Finally, it’s important to note that while we have signed a definitive agreement to merge with GulfMark, the two companies remain separate until the transaction closes, which we expect will occur in the fourth quarter. In the meantime, GulfMark remains a competitor and it will be important to refrain from contacting their employees or sharing any information with them, unless specifically authorized to do so.

•	I want to thank each of you for joining us on this important call. Please take the time to look through the communications materials that will be sent to you after this call.

•	I’d now like to open the call to your questions.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tidewater Inc. (“Tidewater”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) which will include a registration statement and prospectus with respect to Tidewater’s shares of common stock to be issued in the Transaction and a joint proxy statement of Tidewater and GulfMark in connection with the Transaction. The definitive Joint Proxy Statement/Prospectus will contain important information about the proposed Transaction and related matters. STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Tidewater or GulfMark with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.

PARTICIPANTS IN THE SOLICITATION

Tidewater, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about Tidewater’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018. Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018. These documents are available free of charge at the SEC’s web site at www.sec.gov, from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072 Attn: Investor Relations, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction will be included in the Joint Proxy Statement/Prospectus that Tidewater intends to file with the SEC.

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